

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Via E-mail
Mr. Scott W. Fordham
Chief Financial Officer
Behringer Harvard REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, TX 75001

> **Re:** **Behringer Harvard REIT I, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 8, 2011**
> **File No. 0-51293**

Dear Mr. Fordham:

We have reviewed your second response letter filed February 8, 2012 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

2. Summary of Significant Accounting Policies

Real Estate, page F-8

1. We have reviewed your response to comment #1. Please tell us management's basis for using a 10% threshold. Within your response, please cite the authoritative literature relied upon to establish this threshold and a registrant specific historical analysis that supports that tenants within the 0% through 10% discounts are unlikely to exercise the below market renewal option.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief